Exhibit 99.1
E-House Announces Fourth Quarter and Full Year 2007 Results and Reaffirms Positive
Outlook for 2008
Full Year 2007 Revenues Grew 116% to $121.0 Million
Full Year 2007 Net Income Grew 130% to $41.7 Million
SHANGHAI, China, March 7, 2008 —E-House (China) Holdings Limited (“E-House” or “the Company”) (NYSE: EJ), a leading real estate services company in China, today announced its selected unaudited financial results for the fourth quarter and full year ended December 31, 2007.
Highlights for 2007
♦	Total revenues for the full year 2007 were $121.0 million, an increase of 116% from $56.0 million in 2006.

♦	Net income for the full year 2007 was $41.7 million, an increase of 130% from $18.1 million in 2006.

♦	Net margin increased to 34.5% in 2007 from 32.3% in 2006.

♦	Diluted earnings per ADS were $0.29 for the fourth quarter of 2007 and $0.56 for the full year 2007.

♦	Estimated revenues for the first quarter of 2008 will range from $29 million to $32 million, an increase of 81% to 100% from the same period in 2007. For the full year 2008, estimated revenues will range from $210 million to $240 million, an increase of 74% to 98% from 2007.
“E-House had a fruitful 2007,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “Through efficient execution of our business plan and dedicated efforts by our employees, we achieved rapid growth in all of our business lines, with total revenues increasing 116% and net profits growing 130% year-over-year. During the year we formed strategic partnerships with leading developers in China and further solidified our brand name and leadership position in China’s real estate service sector. In our primary agency business, we achieved strong growth in the number of contracts, GFA and transaction value of properties sold. For real estate consulting and information services, we achieved a breakthrough in the marketing and commercialization of our proprietary CRIC database system, as more than 5,000 developers across China registered as subscription members. In addition, the recently announced cooperation between E-House and Sina.com, a leading Internet portal in China, demonstrates the commercial viability of our CRIC system and will provide millions of Chinese real estate consumers with access to valuable industry information through an Internet platform.”
Mr. Zhou added, “Going forward, we are very optimistic about 2008 and confident that we can continue to deliver growth similar to what we have achieved over the last three years. We believe that recent governmental policies aimed at cooling the Chinese real estate industry, combined with increased focus by developers in boosting sales volume, present excellent opportunities for E-House to demonstrate our professional capabilities, further strengthen our project pipeline and increase our market share. We also believe that increased market uncertainty will provide us with an opportunity to grow our real estate consulting and information services more rapidly, as developers turn to experienced and knowledgeable real estate service companies to sell their projects.”

Mr. Li-Lan Cheng, E-House’s chief financial officer added, “Our strong financial results for 2007 were driven by solid execution across our business lines. In addition to sizeable growth in revenues, we were able to maintain the high profit margins achieved in 2006. Looking forward, we are confident about a strong performance in both revenues and profitability for 2008.”
Financial Results for Fourth Quarter and Full Year 2007
Revenues
Total revenues were $50.4 million for the fourth quarter of 2007, an increase of 46% from $34.5 million for the same quarter in 2006. For the full year 2007, total revenues were $121.0 million, an increase of 116% from $56.0 million in 2006.
Primary Real Estate Agency Services
Revenues from primary real estate agency services were $41.5 million for the fourth quarter of 2007, an increase of 32% from $31.5 million for the same period in 2006. For the full year 2007, revenues from primary real estate agency services were $100.5 million, an increase of 120% from $45.7 million for the same period in 2006. This increase was mainly due to the further expansion of primary real estate agency operations, which resulted in a significant increase in the gross floor area (“GFA”) and total transaction value of new properties sold. (See “Selected Operating Data” below for details.) The average commission rate was 2.4% in 2007, compared to 2.2% in 2006, mainly due to higher commission revenues earned upon exceeding sales targets for a number of projects. For 2008, the Company expects continued strong growth in revenues from its primary real estate agency services as a result of further expansion in its geographic coverage, market shares and strategic partnerships with leading developers in China, which have contributed to expansion of the Company’s project pipeline.
Secondary Real Estate Brokerage Services
Revenues from secondary real estate brokerage services were $4.5 million for the fourth quarter in 2007, an increase of 235% from $1.3 million for the same period in 2006. For the full year 2007, revenues from secondary real estate brokerage services were $11.9 million, an increase of 209% from $3.8 million in 2006. This growth was primarily attributable to the continued expansion of secondary real estate brokerage services. As of December 31, 2007, E-House had a total of 160 secondary real estate brokerage stores in five cities in China. For 2008, the Company will focus on consolidating recent expansion and improving profitability for its secondary brokerage services.
Real Estate Consulting and Information Services
Revenues from real estate consulting and information services were $4.3 million for the fourth quarter in 2007, an increase of 162% from $1.6 million for the same period in 2006. For the full year 2007, revenues from real estate consulting and information services were $8.6 million, an increase of 33% from $6.4 million in 2006. The increase was primarily due to continued expansion of the Company’s real estate consulting services in 2007. For 2008, the Company expects its revenues from real estate consulting and information services to increase substantially and contribute to a higher portion of total revenues as a result of the Company’s initiative to commercialize its proprietary CRIC database system by offering subscription service, as well as higher consulting revenues from strategic arrangements with leading developers in China.

Cost of Revenues
Cost of revenues was $8.2 million for the fourth quarter in 2007, an increase of 82% from $4.5 million for the same period in 2006. For the full year 2007, cost of revenues was $23.5 million, an increase of 130% from $10.2 million in 2006. This was primarily due to an increase in commissions paid to the Company’s sales staff as a result of a higher transaction value for new properties sold, and an increase in project-related advertising and promotion expenses that the Company was contractually obligated to pay for several primary real estate projects.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $16.4 million for the fourth quarter of 2007, an increase of 133% from $7.0 million for the same period in 2006. For the full year 2007, selling, general and administrative expenses were $45.5 million, an increase of 114% from $21.3 million in 2006. This was primarily due to an increase in staff salaries and bonuses as a result of hiring additional managerial employees. The increase was also due to higher salaries and operating expenses for the secondary brokerage services as a result of an increase in the number of brokerage stores.
Net Income
Net income was $22.4 million for the fourth quarter in 2007, an increase of 32% from $17.0 million for the same period in 2006. For the full year 2007, net income was $41.7 million, an increase of 130% from $18.1 million in 2006.
Cash Flow
As of December 31, 2007, the Company had a cash balance of $101.1 million. Net cash outflow from operating activities was $73.4 million in the fourth quarter of 2007 and $81.3 million for the full year of 2007, compared to a net cash outflow of $7.9 million for 2006. The increase in cash outflow from operating activities in 2007 was mainly due to an increase in payments of customer deposits by approximately $120 million compared to 2006 as part of the Company’s drive to build up its project pipeline.
Other Recent Developments
On January 7 and January 10, 2008, the Company granted options to purchase 480,000 and 21,500 ordinary shares, respectively, to certain employees at an exercise price of US$23.00 and US$24.23 per share, respectively. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries.
In January 2008, E-House formed a real estate investment fund, E-House (China) Real Estate Investment Fund I, L.P., or “the Fund,” with initial commitments of US$100 million. Investors of the Fund include both institutions and high net worth individuals, including two of E-House’s directors. E-House itself did not invest in the Fund. The Fund will be managed through E-House Real Estate Asset Management Company Limited, or “the General Partner”, which is a 51% owned subsidiary of E-House. The Fund pays management fee and carried interest on success basis to the General Partner. The Fund plans to invest in China’s fast growing real estate sector through diversified investment strategies and transactions at all levels of the real estate value chain.
On February 1, 2008, E-House successfully completed its follow-on equity offering. E-House issued and sold a total of 6,000,000 ADSs. Each ADS represents one ordinary share. The offering price was $17.00 per ADS. After deducting underwriting commission, net offering proceeds to E-House were approximately $97.9 million. Through the exercise of the over-allotment option, a selling shareholder sold an additional 900,000 ADSs, and proceeds to the selling shareholder were approximately $14.7 million.
On February 24, 2008, SINA Corporation (Nasdaq: SINA), a leading Internet portal in China, and E-House announced the formation of a new venture to build the largest online real estate portal in China. SINA is spinning off its real estate channel (http://www.house.sina.com.cn) and home decoration channel (http://www.jiaju.sina.com.cn) and contributing the related online advertising business into the new company, while E-House is providing exclusive license of its proprietary CRIC database to the new company and will develop certain online products and related fee-based services for the new company. SINA is the majority controlling shareholder of the new company.
Business Outlook
The Company estimates that its revenues for the first quarter of 2008 will range from $29 million to $32 million, representing an increase of 81% to 100% from the same period in 2007. For the full year 2008, the Company estimates that its revenues will range from $210 million to $240 million, representing an increase of 74% to 98% from 2007.
Conference Call Information
E-House’s management will host an earnings conference call at 8 AM on March 7, 2008 U.S. Eastern Time (9 PM on March 7, 2008 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1-617-847-8705
Hong Kong:	+852-3002-1672
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until March 14, 2008:

International:	+1-617-801-6888
Passcode:	65137729
Additionally, a live and archived webcast of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is now China’s largest real estate agency and consulting services company with presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to,” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s financial condition and results of operations for the fourth quarter and the full year 2007, as well as strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about financial condition or results of operations for the fourth quarter and the full year 2007, as well as E-House’s beliefs and expectations, are forward-looking statements, are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results for the fourth quarter of 2007 and prior annual or quarterly periods to differ materially from those contained in this press release. Potential risks and uncertainties include, but are not limited to, risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. E-House does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
CONTACTS
In China
Kate Kui
Director of Corporate Development and Investor Relations
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Public Relations Worldwide (Beijing)
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Phone: +1 (212) 880-5363
Email: jeremy.bridgman@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31, 2006	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents	24,306	101,148
Restricted cash	—	3,091
Customer deposits	8,492	123,339
Unbilled accounts receivable	30,125	55,846
Accounts receivable, net	8,677	11,167
Properties held for sale	2,897	872
Prepaid expenses and other current assets	2,623	9,968
Amounts due from related parties	918	2,774

Total current assets	78,038	308,205
Property, plant and equipment, net	3,646	6,502
Intangible assets, net	3,750	3,099
Goodwill	2,227	2,549
Customer deposits, non-current portion	1,281	7,887
Other non-current assets	487	1,311

Total assets	89,429	329,553

Current liabilities
Short-term borrowings	11,368	6,845
Accounts payable	1,259	1,557
Accrued payroll and welfare expenses	4,098	12,632
Income tax payable	7,017	17,880
Other tax payable	2,563	5,568
Amounts due to related parties	266	2,572
Other payables to property sellers	—	3,091
Other current liabilities	2,180	4,365

Total current liabilities	28,751	54,510
Deferred tax liabilities	1,152	751
Other non-current liabilities	—	200

Total liabilities	29,903	55,461
Minority interest	2,328	2,919
Commitments and contingencies
Mezzanine equity:
Series A redeemable convertible preferred shares ($0.001 par value): 22,727,272 authorized, issued and outstanding as of December 31, 2006 and converted to 13,157,895 ordinary shares upon completion of the IPO	24,828	—
SHAREHOLDER’S EQUITY:
Ordinary share ($0.001 par value): 50,000,000 and 1,000,000,000 shares authorized, 50,000,000 and 76,473,759 shares issued and outstanding, as of December 31, 2006 and December 31, 2007, respectively	50	76
Additional paid-in capital	18,399	209,907
Retained earnings	12,979	54,505
Accumulated other comprehensive income	942	6,685

Total shareholders’ equity	32,370	271,173

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	89,429	329,553

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended December 31,		Year ended December 31,
	2006	2007	2006	2007

Revenues:
Primary real estate agency services	31,549	41,543	45,708	100,541
Secondary real estate brokerage services	1,349	4,522	3,845	11,888
Real estate consulting and information services	1,637	4,286	6,445	8,587

	34,535	50,351	55,998	121,016
Cost of revenues	(4,506)	(8,197)	(10,244)	(23,510)
Selling, general and administrative expenses	(7,014)	(16,360)	(21,322)	(45,546)

Income from operations	23,015	25,794	24,432	51,960
Other income (expense):
Interest expenses	(203)	(122)	(594)	(622)
Interest income	48	1,335	206	2,490
Other income	28	(325)	168	198

Income before taxes and minority interest	22,888	26,682	24,212	54,026
Income tax expense	(5,436)	(3,044)	(5,751)	(10,277)
Minority interest	(429)	(1,209)	(355)	(2,024)

Net income	17,023	22,429	18,106	41,726

Earnings per share:
Basic	0.23	0.29	0.27	0.62
Diluted	0.23	0.29	0.27	0.56
Shares used in computation:
Basic	50,000,000	76,378,613	50,000,000	60,386,083
Diluted	72,727,272	77,261,006	67,372,353	74,555,709

Note 1:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.3046 on December 31, 2007 and USD1 = RMB7.4218 for the three months ended December 31, 2007.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2006	2007	2006	2007

Primary real estate agency service

Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	971	1,254	1,955	3,985
Total value of new properties sold (millions of $)	1,104	1,338	2,037	3,929